As filed with the Securities and Exchange Commission on July 11, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

____________________

Rackable Systems, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

____________________

Options To Purchase Common Stock
par value $0.001 per share
(Title of Class of Securities)
____________________

750077 10 9
(CUSIP Number of Class of Securities (Underlying Common Stock))
____________________

Mark J. Barrenechea
President and Chief Executive Officer
Rackable Systems, Inc.
46600 Landing Parkway
Fremont, California 94538
(510) 933-8300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
____________________

Copies to:

William P. Garvey, Esq. General Counsel and Vice President, Corporate Development Rackable Systems, Inc. 46600 Landing Parkway Fremont, California 94538 (510) 933-8300	Timothy J. Moore, Esq. Brett D. White, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation* _____________________	Amount of Filing Fee** _____________________
$16,474,876	$505.78

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,566,633 shares of common stock of Rackable Systems, Inc. having an aggregate value of $16,474,876 as of June 7, 2007 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $505.78	Filing Party: Rackable Systems, Inc.
Form or Registration No.: 005-81693	Date Filed: June 11, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

(AMENDMENT NO. 1)

This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on June 11, 2007 (the “Schedule TO”), in connection with an offer by Rackable Systems, Inc. (the “Company”) to exchange certain stock options to purchase shares of the Company’s common stock, par value $0.001 per share, with exercise prices equal to or greater than $16.00 per share, for a reduced number of restricted stock units to be granted under the Company’s 2005 Equity Incentive Plan, upon the terms and conditions set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock dated June 11, 2007 (the “Offer to Exchange”).

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Offer to Exchange expired at 5:00 p.m. U.S. Pacific Time on Tuesday, July 10, 2007. Pursuant to the Offer to Exchange, the Company accepted for exchange, options to purchase an aggregate of 2,238,883 shares of the Company’s common stock from 187 eligible participants, representing 87% of the shares subject to options that were eligible to be exchanged in the Offer to Exchange as of May 31, 2007. Upon the terms and subject to the conditions set forth in the Offer to Exchange, the Company will issue restricted stock units covering an aggregate of 893,828 shares of the Company’s common stock in exchange for the options surrendered pursuant to the Offer to Exchange.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2007
Rackable Systems, Inc.

Date:	By:	/s/ William P. Garvey
William P. Garvey
General Counsel and Vice President Corporate Development

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 11, 2007.*
99.(a)(1)(B)	Form of Election Form.*
99.(a)(1)(C)	Form of Notice of Withdrawal.*
99.(a)(1)(D)	Form of Confirmation of Receipt of Election Form.*
99.(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal.*
99.(a)(1)(F)	Form of Reminder of Expiration Date.*
99.(a)(1)(G)	E-Mail dated June 11, 2007 from Mark J. Barrenechea, Chief Executive Officer to employees of the Company, including holders of Eligible Option Grants.*
99.(a)(1)(H)	E-Mail Announcing Informational Session.*
99.(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on February 28, 2007 and incorporated herein by reference.
99.(a)(1)(J)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007 and incorporated herein by reference.
99.(a)(1)(K)	Current Report on Form 8-K filed with the SEC on January 11, 2007 and incorporated herein by reference.
99.(a)(1)(L)	Current Report on Form 8-K filed with the SEC on January 31, 2007 and incorporated herein by reference.
99.(a)(1)(M)	Current Report on Form 8-K filed with the SEC on March 26, 2007 and incorporated herein by reference.
99.(a)(1)(N)	Current Report on Form 8-K filed with the SEC on April 9, 2007 and incorporated herein by reference.
99.(a)(1)(O)	Current Report on Form 8-K filed with the SEC on May 1, 2007 and incorporated herein by reference.
99.(a)(1)(P)	Current Report on Form 8-K filed with the SEC on May 22, 2007 and incorporated herein by reference.
99.(a)(1)(Q)	Current Report on Form 8-K filed with the SEC on May 25, 2007 and incorporated herein by reference.
99.(a)(1)(R)	Current Report on Form 8-K/A filed with the SEC on May 29, 2007 and incorporated herein by reference.
99.(a)(1)(S)	Current Report on Form 8-K filed with the SEC on May 30, 2007 and incorporated herein by reference.
99.(a)(1)(T)	Current Report on Form 8-K filed with the SEC on June 5, 2007 and incorporated herein by reference.
99.(a)(1)(U)	Current Report on Form 8-K filed with the SEC on June 8, 2007 and incorporated herein by reference.
(b)	Not applicable.
99.(d)(1)
Rackable Systems, Inc. 2005 Equity Incentive Plan (filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-122576), as filed with the Securities and Exchange Commission on February 4, 2005, as amended and incorporated herein by reference).

99.(d)(2)
Form of Option Agreement and Grant Notice under the 2005 Equity Incentive Plan (filed as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 5, 2006, and incorporated herein by reference).

99.(d)(3)
Form of Stock Bonus Award Agreement and Grant Notice under the 2005 Equity Incentive Plan (filed as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 5, 2006, and incorporated herein by reference).

99.(d)(4)
Rackable Systems, Inc. Amended and Restated 2006 New Recruit Equity Incentive Plan filed as an exhibit to the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007, and incorporated herein by reference).

99.(d)(5)
Form of Stock Option Agreement under the 2006 New Recruit Equity Incentive Plan (filed as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 30, 2006, and incorporated herein by reference).